EXHIBIT 5

Central Park Advisers, LLC

Proxy Voting Policies for

CPG CARLYLE COMMITMENTS MASTER FUND, LLC, CPG CARLYLE COMMITMENTS FUND, LLC, CPG FOCUSED ACCESS FUND, LLC, CPG VINTAGE ACCESS FUND, LLC, CPG VINTAGE ACCESS FUND II, LLC CPG VINTAGE ACCESS FUND III, LLC,CPG VINTAGE ACCESS FUND IV, LLC AND CPG VINTAGE ACCESS FUND V, LLC

 Central Park Advisers, LLC (the "Adviser") may manage funds of funds which will invest substantially all of their respective investable assets in private investment funds, including, but not limited to, private partnerships, limited liability companies or similar entities managed by other investment managers. Each fund of funds is referred to herein as a "Fund" and collectively the "Funds," and each private investment fund in which a Fund may invest is referred to herein as an "Investment Fund" and collectively the "Investment Funds."

Investments in the Investment Funds do not typically convey traditional voting rights, and the occurrence of corporate governance or other consent or voting matters for this type of investment is substantially less than that encountered in connection with registered equity securities. On occasion, however, a Fund may receive notices or proposals from the Investment Funds seeking the consent of or voting by holders ("proxies"). Funds will delegate any voting of proxies in respect of portfolio holdings to the Adviser to vote each Fund's proxies in accordance with the Adviser's proxy voting guidelines and procedures. In general, the Adviser believes that voting proxies in accordance with the policies described below will be in the best interests of the Funds.

The Adviser will generally vote to support management recommendations relating to routine matters, such as the election of board members (where no corporate governance issues are implicated) or the selection of independent auditors. The Adviser will generally vote in favor of management or investor proposals that the Adviser believes will maintain or strengthen the shared interests of unitholders and management, increase value for investors and maintain or increase the rights of investors. On non-routine matters, the Adviser will generally vote in favor of management proposals for mergers or reorganizations and investor rights plans, so long as it believes such proposals are in the best economic interests of the Funds. In exercising its voting discretion, the Adviser will seek to avoid any direct or indirect conflict of interest presented by the voting decision. If any substantive aspect or foreseeable result of the matter to be voted on presents an actual or potential conflict of interest involving the Adviser, the Adviser will make written disclosure of the conflict to the "non-interested" Board members of the Funds indicating how the Adviser proposes to vote on the matter and its reasons for doing so.

Each Fund generally intends to hold its interests in the Investment Funds in non-voting form.1 Where only voting securities are available for purchase by a Fund, in all, or substantially all, instances, the Fund will seek to create by contract the same result as owning a non-voting security by entering into a contract, typically before the initial purchase, to relinquish the right to vote in respect of its investment.

[1]	The Adviser will consider whether foregoing the right to vote is consistent with its fiduciary duties as an investment adviser. In its deliberations in a particular case, it expects to weigh, among other things, the benefit of foregoing the vote (principally, the increased investment that can be made) with the potential detriment of waiving voting power, considering, among other things, the importance of matters on which investors have the right to vote, the quality of the Investment Fund’s portfolio management and whether the Adviser believes that foregoing the vote would adversely affect the ability of the Fund to fulfill its investment objective.